UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 5, 2022

Syros Pharmaceuticals, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-37813	45-3772460
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

35 CambridgePark Drive Cambridge, Massachusetts	02140
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 744-1340

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	SYRS	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On July 5, 2022, Syros Pharmaceuticals, Inc. (the “Company”) held an investor conference call (the “Conference Call”) to discuss its previously announced entry into an agreement and plan of merger with Tyme Technologies, Inc. (“TYME”) and Tack Acquisition Corp. (such transaction being the “Merger”) and entry into a securities purchase agreement with several institutional accredited investors, pursuant to which the Company agreed to issue and sell in a private placement shares of the Company’s common stock (the “Shares”) and, in lieu of Shares to certain investors, pre-funded warrants to purchase shares of common stock, and, in each case, accompanying warrants to purchase additional shares of common stock (or pre-funded warrants to purchase common stock in lieu thereof) (such transaction being the “Private Placement” and, together with the Merger, the “Transactions”). A transcript of the Conference Call is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

During the Conference Call, Jason Haas, Chief Financial Officer of the Company, stated that the number of basic shares outstanding after the closing of the Transactions will be approximately 280 million. Such number includes the following previously-disclosed shares of common stock: (i) shares of the Company’s common stock outstanding as of immediately prior to the Transactions, (ii) shares of the Company’s common stock that are issuable upon conversion of the TYME common stock into shares of the Company’s common stock upon the consummation of the Merger in accordance with the exchange ratio for the Merger, (iii) shares of the Company’s common stock that are issuable in the Private Placement or are issuable upon the exercise of all pre-funded warrants and warrants issued in the Private Placement, and (iv) currently outstanding pre-funded warrants and restricted stock units.

On July 5, 2022, the Company made available to investors an investor presentation. A copy of the presentation is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Transcript of investor conference call held by Syros Pharmaceuticals, Inc. on July 5, 2022.

99.2	Investor Presentation made available by Syros Pharmaceuticals, Inc. on July 5, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act concerning the Company, Tyme, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of the Company and Tyme, as well as assumptions made by, and information currently available to, management of the Company and Tyme. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to obtain stockholder approval for the transactions or to complete the Private Placement in a timely manner or at all; uncertainties as to the timing of the consummation of the transactions and the ability of each of the Company and Tyme to consummate the transactions, including the Private Placement; risks related to Tyme’s continued listing on the Nasdaq until closing of the proposed transactions; risks related to the Company’s and Tyme’s ability to correctly estimate their respective operating expenses and expenses associated with the transactions, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the ability of the Company or Tyme to protect their respective intellectual property rights; competitive responses to the transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 and Tyme’s Annual Report on Form 10-K for the year ended March 31, 2022, each of which is on file with the U.S. Securities and Exchange Commission (the “SEC”). In addition, the extent to which the COVID-19 pandemic continues to impact the proposed transactions will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the pandemic, additional or modified government actions, and the actions that may be required to contain the virus or treat its impact. The Company and Tyme can give no assurance that the conditions to the transactions will be satisfied. Except as required by applicable law, the Company and Tyme undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Important Additional Information Will Be Filed with the SEC

The Company plans to file with the SEC a Registration Statement on Form S-4 in connection with the transactions and the Company and Tyme plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transactions. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available before making any voting or investment decision with respect to the proposed transactions. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about the Company, Tyme, the transactions and related matters. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by the Company and Tyme through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from the Company by contacting hannahd@sternir.com or from Tyme by contacting investorrelations@tymeinc.com.

Participants in the Solicitation

The Company and Tyme, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement. Information regarding the Company’s directors and executive officers is contained in the Company’s proxy statement dated April 21, 2022, which is filed with the SEC. Information regarding Tyme’s directors and executive officers is contained in Tyme’s proxy statement dated July 12, 2021, which is filed with the SEC. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SYROS PHARMACEUTICALS, INC.

Date: July 6, 2022	By:	/s/ Nancy Simonian
Nancy Simonian, M.D. President & Chief Executive Officer

Exhibit 99.1

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CORPORATE PARTICIPANTS

Courtney Solberg Syros Pharmaceuticals, Inc. - Manager of Corporate Communications and IR

Jason Haas Syros Pharmaceuticals, Inc. - CFO

Nancy A. Simonian Syros Pharmaceuticals, Inc. - President, CEO & Director

CONFERENCE CALL PARTICIPANTS

Philip M. Nadeau Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

PRESENTATION

Operator

Good morning, and welcome to Syros Pharmaceuticals conference call. (Operator Instructions) This call is being webcast live on the Investors & Media section of Syros’ website at www.syros.com. Please be advised that today’s call is being recorded.

At this time, I would like to turn the call over to Courtney Solberg, Manager of Corporate Communications and Investor Relations at Syros.

Courtney Solberg - Syros Pharmaceuticals, Inc. - Manager of Corporate Communications and IR

Thank you. This morning, we issued a press release announcing a strategic merger with TYME Technologies and a concurrent private placement. The release is available on the Investors & Media section of Syros’ website at www.syros.com.

We will begin the call with prepared remarks by Dr. Nancy Simonian, our Chief Executive Officer; and Jason Haas, our Chief Financial Officer. We will then open the call for questions. Dr. David Roth, our Chief Medical Officer; and Kristin Stephens, our Chief Development Officer, are also on the call and will be available for Q&A.

Before we begin, I would like to remind everyone that statements we make on this call will include forward-looking statements, including statements related to the planned strategic merger and concurrent private placement. Actual events or results could differ materially from those expressed or implied by any forward-looking statements as a result of various risks, uncertainties and other factors, including those set forth in the Risk Factors section of our annual report on Form 10-K and our quarterly report on Form 10-Q for the first quarter, and any other filings that we may make with the SEC in the future.

Any forward-looking statements made on this call represent our views only as of today and should not be relied upon as representing our views as of any subsequent date. We specifically disclaim any obligation to update or revise any forward-looking statements.

I would now like to turn the call over to Nancy.

Nancy A. Simonian - Syros Pharmaceuticals, Inc. - President, CEO & Director

Thank you, Courtney, and good morning, everyone. I appreciate you joining us today on such short notice. This morning, we issued a press release announcing that we expect to raise approximately $190 million through our merger with TYME Technologies and a concurrent private investment in public equity or PIPE. We will acquire TYME’s net cash of approximately $60 million through the merger and have an oversubscribed $130 million PIPE with a great group of existing and new investors.

In addition, we also announced an amendment to our debt agreement with Oxford to extend the interest-only period of our term loan facility. Together with our existing cash, we now expect to have cash into 2025.

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The combined company will operate as Syros Pharmaceuticals. Syros’ business strategy will remain the same. And our team will continue to be responsible for all executive positions.

This is a pivotal moment for Syros as following the closing of these transactions, we expect to have the necessary capital to advance our late-stage clinical programs towards commercialization. This includes tamibarotene, which is currently being evaluated in the SELECT-MDS-1 and SELECT-AML-1 trials; and SY-2101, which we plan to advance into a Phase III trial in the second half of next year for the treatment of acute promyelocytic leukemia or APL patients. We believe focusing on our later-stage targeted hematology portfolio will allow us to more rapidly address significant unmet needs.

I will now review and provide updates on our clinical and discovery programs. Afterwards, Jason Haas, our CFO, will review the details of our definitive merger agreement with TYME, our PIPE, the amendment to the Oxford debt agreement as well as updated financial guidance.

For those who are new to Syros, we started the company in 2012 with the vision to develop medicines that control the expression of genes, a novel approach that help promise to make a profound difference in the lives of patients. And today, we are a significant step closer to realizing that vision.

Like those at TYME, we believe that cancer patients deserve better and need new approaches to treat their disease. We are focused on bringing new medicines forward that can control disease, improve quality of life and ultimately change standards of care. Today, we are advancing our 2 later-stage hematology programs directed at targeted patient populations toward commercialization.

First, tamibarotene, our selective and potent RAR-alpha agonist, has the potential to set a new treatment paradigm for RARA-positive patients with higher-risk myelodysplastic syndrome, or MDS, and unfit acute myelogenous leukemia, or AML. From our gene control discovery engine, we discovered a novel subset of patients with overexpression of the RARA gene that have a dependency on the RARA pathway. Tamibarotene offers an oral and convenient option that we believe can deliver clinical benefit with a well-tolerated safety profile.

The SELECT-MDS-1 Phase III trial is evaluating tamibarotene in combination with azacitidine in RARA-positive, newly diagnosed higher-risk MDS patients. We currently have over 50 sites open and anticipating opening additional sites in the months ahead. We are on track to provide pivotal data in late 2023 or early 2024 and, if successful, to potentially file our first new drug application with the FDA in 2024. Tamibarotene has the potential to be the first therapy for a targeted population in higher-risk MDS patients and has the opportunity to change their standard of care.

Tamibarotene is also being evaluated in the SELECT-AML-1 Phase II trial in RARA-positive patients with newly diagnosed unfit AML. Around 30% of patients do not respond to venetoclax and azacitidine and nearly all relapse, and there is a need for better options for patients. We are studying the triplet regimen of tamibarotene, venetoclax and azacitidine in RARA-positive patients with AML, and we look forward to providing clinical activity and safety data from the safety lead-in portion of the study in the second half of this year. Additionally, we also plan to initiate the randomized portion of the trial in approximately 80 additional RARA-positive patients with data expected in the 2023/2024 timeframe.

Turning to 2101. 2101 is our novel oral form of arsenic trioxide, or ATO, that is currently being evaluated in an ongoing dose confirmation trial in patients with newly diagnosed APL. We plan to share pharmacokinetic and safety data midyear. Importantly, following the closing of the merger and private placement, we now expect to initiate the Phase III trial of 2101 in the second half of 2023.

2101 has the potential to replace the IV form of ATO, which is the standard of care for APL patients. We believe 2101 could significantly improve upon IV ATO by reducing the treatment burden, increasing patient access and limiting health care costs and utilization. As you know, based on feedback from the FDA, we believe we have a clear development path to approval and are delighted that we have the capital needed to progress this program forward.

Now turning to SY-5609. We are — we have been working on selective CDK7 inhibition since the early days of the company and believe it holds promise for many difficult-to-treat cancer patients. 5609, our highly selective and potent oral CDK7 inhibitor, showed encouraging single-agent activity in relapsed/refractory cancer patients, including those with pancreatic cancer. We are on track to report data, including clinical activity from the safety lead-in portion of our ongoing Phase I study of 5609 in combination with chemotherapy in relapsed/refractory pancreatic cancer patients in the second half of 2022. Based on the data, we will determine the best course for further development for this program.

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Additionally, Roche recently opened enrollment for the arm of its ongoing Phase I/Ib INTRINSIC trial, evaluating 5609 in combination with atezolizumab in patients with BRAF-mutant colorectal cancer. We are pleased that the study is now up and running and look forward to the potential for 5609 in combination with this immune checkpoint inhibitor for these difficult-to-treat cancer patients.

Finally, we are on track to nominate our next development candidate from our CDK12 inhibitor program in the third quarter of this year. We believe CDK12 inhibition could play a key role in the treatment of breast, lung and ovarian cancer patients.

Today, as we announced in our press release, we are exploring partnerships for our oncology discovery programs, including for our CDK12 as well as for our CDK11 and WRN programs. Over the past several years, our gene control discovery engine has produced a broad and growing pipeline, fueling our leadership in small molecule inhibitors of gene control targets in partnerships with Incyte and Global Blood Therapeutics.

We are proud and excited about the great work of our discovery scientists, and the decision to pursue partnerships for our discovery-stage oncology programs will allow us to advance these important programs more robustly over the next several years. It will also allow us to focus our capital on our later-stage programs, which have the potential to deliver benefit to patients and our shareholders in the near term.

We are grateful to our new and existing investors for their support in helping us deliver on our mission of bringing forward medicines that have the potential to redefine the standard of care for cancer patients. We also want to thank the TYME team for their collaboration throughout this process and look forward to maximizing value for patients, our combined company and our shareholders and, finally, the Syros team for their unwavering commitment to make a difference in the lives of patients. We look forward to keeping you informed of our progress.

With that, I’ll now turn the call over to Jason.

Jason Haas - Syros Pharmaceuticals, Inc. - CFO

Thank you, Nancy, and good morning, everyone. As Nancy said, we are delighted to announce three strategic transactions, which meaningfully strengthened our cash position and enable us to advance our programs to deliver value in both the near and long term for all our stakeholders. Let me now review the terms of each transaction.

We entered into a definitive merger agreement with TYME Technologies, through which, we expect to acquire TYME’s net cash of approximately $60 million. Our combined company will trade on Nasdaq under the ticker symbol S-Y-R-S and will be led by the existing Syros leadership team. We will also continue TYME’s work on evaluating the best path for optimizing the value for their SM-88 program.

Also this morning, Syros announced a PIPE financing at a price per unit of $0.94, where new and existing investors have agreed to invest $130 million in our combined company. The PIPE was led by life sciences-focused investment fund and includes Syros Co-Founder and founding investor Flagship Pioneering, Avidity Partners, Deep Track Capital, Bain Capital Life Sciences, Invus, Samsara, Adage, Ally Bridge Group and Cowen Healthcare Investments as well as other investors. The financing is expected to close concurrently with the merger.

In addition, at the closing of the transactions, TYME and a PIPE investor are each expected to nominate a Board member to join the Syros Board of Directors. The transactions are expected to close in the second half of this year, concurrently with each other, subject to the approval of Syros and TYME shareholders and other customary closing conditions.

Syros also announced today an amendment to its senior secured loan facility with Oxford Finance, which, subject to certain conditions, will extend the interest-only payment period from March 1, 2023 to March 1, 2024, and upon achievement of certain milestones all the way to September 1, 2024. Following the closing of these transactions, we expect to have a cash balance of approximately $240 million after transaction expenses. We expect this capital will be sufficient to fund our planned operating expenses and capital expenditure requirements into 2025, more than a year past our expected pivotal data readout for SELECT-MDS-1 and also allow us to develop our commercial operations to support the launch of tamibarotene.

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In closing, my colleagues and I are confident that the proposed transactions will provide benefit to the advancement of our clinical pipeline and enable us to deliver on our ultimate goal of developing medicines that have the potential to provide a profound benefit for cancer patients.

So with that, I’d now like to turn the call over to the operator for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from Phil Nadeau with Cowen.

Philip M. Nadeau - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Congratulations on the transactions. Just a few from us. I guess, first, in terms of the transactions, approximately how many shares will be outstanding once the PIPE and merger close?

Jason Haas - Syros Pharmaceuticals, Inc. - CFO

So the basic shares outstanding, Phil, will be about 280 million. It obviously depends a little bit on the kind of the final cash adjustment for TYME, but approximately 280 million.

Philip M. Nadeau - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

That’s very helpful. Then second on 2101, can you remind us what steps are necessary between the data that we see midyear and starting the pivotal in the second half of 2023? What’s going to occupy the 12 months?

Nancy A. Simonian - Syros Pharmaceuticals, Inc. - President, CEO & Director

Yes, Phil. So we — it’s obviously really honing in on the dose that we want to take forward into the Phase III trial. And then, of course, manufacturing is very critical to ensure that we have the necessary clinical trial material for the Phase III and that’s appropriate for Phase III. Earlier this year, we put a pause on some of the activities as we were, at that point in time, not knowing what our capital needs and funding situation look like. And so kind of where we are today with the activities we need to start to Phase III, we’re guiding to the second half of 2023.

Philip M. Nadeau - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Got it. That’s very helpful. Third question is on SM-88. Can you maybe provide a little bit more details on that program? What are the possible options for Syros once you have control over?

Jason Haas - Syros Pharmaceuticals, Inc. - CFO

Sure, Phil. I mean the focus of this transaction was clearly to raise capital with both TYME and with the PIPE. But they do have SM-88. So we’re going to look at kind of where the program is between now and the closing and decide how to optimize the value for the asset at the end of the day, which could include a number of things, but we’ll try to optimize the value of that asset.

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Philip M. Nadeau - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Great. And then last question is on 5609. What is your priority there? What would be the ideal path forward? I know you said you’re going to evaluate the strategic options once you have the data. But is there a particular strategy that today is the favor of the management?

Nancy A. Simonian - Syros Pharmaceuticals, Inc. - President, CEO & Director

Phil, as I said, we remain very excited about the opportunity for 5609 to make a difference for patients. We obviously want to get the data from the safety lead-in and look at the safety and clinical activity data with the combination with chemotherapy. I think then we’re going to think about like what’s — what makes most sense to move this forward to try to help patients. And I think we need to look at what the capital needs would be there and what’s the best way to ensure that it can robustly move forward. I think that’s the bottom line, where we, as I said, remain very bullish and excited about it. But we want to make sure that it has the appropriate level of capital and commitment to move it forward.

Philip M. Nadeau - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

That makes a lot of sense. Congrats again on the transaction.

Operator

(Operator Instructions) And I’m showing no further questions at this time. I’d like to turn the call back over to Nancy Simonian for closing remarks.

Nancy A. Simonian - Syros Pharmaceuticals, Inc. - President, CEO & Director

Thank you, operator, and thank you, everyone, for joining us today. We appreciate your steadfast support of Syros. And to those who are new to our story, I look forward to sharing more and meeting you in the months ahead. The remainder of 2022 promises to be an exciting time for Syros as we progress our clinical programs towards our near-term milestones and move one step closer to delivering on our vision of redefining the standard of care for patients. Thank you.

Operator

This concludes the conference call. Thank you for participating. You may now disconnect.

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An Expression Makes a World of Difference July 2022 Exhibit 99.2

Forward-looking statements Forward Looking Statements This presentation contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act concerning Syros, TYME, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Syros and TYME, as well as assumptions made by, and information currently available to, management of Syros and TYME. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to obtain stockholder approval for the transactions or to complete the PIPE financing in a timely manner or at all; uncertainties as to the timing of the consummation of the transactions and the ability of each of Syros and TYME to consummate the transaction, including the PIPE financing; risks related to TYME’s continued listing on the Nasdaq Stock Market until closing of the proposed transactions; risks related to Syros’ and TYME’s ability to correctly estimate their respective operating expenses and expenses associated with the transactions, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the ability of Syros or TYME to protect their respective intellectual property rights; competitive responses to the transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Syros’ Annual Report on Form 10-K for the year ended December 31, 2021, Syros’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 and TYME’s Annual Report on Form 10-K for the year ended March 31, 2022, each of which is on file with the SEC. In addition, the extent to which the COVID-19 pandemic continues to impact the proposed transactions will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the pandemic, additional or modified government actions, and the actions that may be required to contain the virus or treat its impact. Syros and TYME can give no assurance that the conditions to the transactions will be satisfied. Except as required by applicable law, Syros and TYME undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. No Offer or Solicitation This presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. Participants in the Solicitation Syros and TYME, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Syros’ directors and executive officers is contained in Syros’ proxy statement dated April 21, 2022, which is filed with the SEC. Information regarding TYME’s directors and executive officers is contained in TYME’s proxy statement dated July 12, 2021, which is filed with the SEC. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

Transaction details: Proposed merger with TYME expected to raise proceeds of approximately $60 million PIPE commitments of $130 million Oxford amendment extends interest only period and maturity date Transactions are expected to close concurrently in 2H 2022, subject to stockholder approval and other customary conditions Total Capital Raised is XXX-XXX Expected capital will allow us to progress our later-stage targeted hematology programs in Phase 3 trials and support commercialization activities: SELECT-MDS-1 trial of tamibarotene Randomized portion of the SELECT-AML-1 trial of tamibarotene Phase 3 trial of SY-2101 in APL Expected to Raise Total Capital of ~$190 million Cash runway extends into 2025

Program Indication  Early Clinical IND- Enabling Mid-clinical Pivotal Pivotal Commercial Rights Tamibarotene (oral RARα agonist) Newly diagnosed HR-MDS (w/aza) Newly diagnosed unfit AML (w/ven+aza) SY-2101 (oral ATO) Newly diagnosed APL (w/ATRA) SY-5609  (oral CDK7 inhibitor) Metastatic pancreatic cancer (w/ chemo) Colorectal cancer (w/atezolizumab)* Advancing our diversified clinical pipeline Tamibarotene is approved in Japan as Amnolake® for patients with relapsed/refractory APL *Roche-sponsored trial  Americas, Europe, Australia, Israel & Russia SELECT-AML-1 Trial Dose confirmation study Safety Lead-In SELECT-MDS-1 Trial Ph1/1b Ph3 2H 2023

Multiple value-driving milestones Development candidate named from CDK12 program 3Q 2022 SY-5609 SY-2101 in APL Tamibarotene in HR-MDS Tamibarotene in AML Pivotal data from SELECT-MDS-1 Phase 3 trial 4Q23/1Q24 Potential NDA filing 2024 Clinical activity data from safety lead-in SELECT-AML-1 trial                 2H 2022 Data from randomized SELECT-AML-1 trial 2023/2024 PK and safety data Mid-2022 Initiation of Phase 3 trial 2H 2023 Clinical activity data from safety lead-in in pancreatic cancer   2H 2022 Discovery

Tamibarotene Selective oral RARα agonist

Value of Tamibarotene Selective and potent RARα agonist; ~50% of MDS patients and ~30% of AML patients are RARA-positive Ongoing Phase 3 trial in newly diagnosed HR-MDS, potentially the first therapy for a targeted population in HR-MDS with broad potential in RARA-positive patients Oral drug with novel mechanism and favorable tolerability profile supports use in combination and in front-line treatment for those unfit to receive chemotherapy RARA biomarker discovered from Syros’ gene control discovery engine Targeting a multi-billion-dollar opportunity in HR-MDS and AML

High CR rates, rapid onset of action, and clinically meaningful durability in Phase 2 trial in RARA-positive newly diagnosed unfit AML 89% of CRs were deep molecular or cytogenetic CRs Responses seen irrespective of mutation or cytogenetic risk Response rates in RARA-negative patients comparable to historical rates for single-agent aza1-3 67% of low blast count AML patients achieved CR with tamibarotene/aza 27% of RARA-negative low blast count AML patients achieved CR Data from 18 response evaluable RARA-positive and 28 response evaluable RARA-negative patients presented at ASH 2020 meeting Data from 6 response-evaluable RARA+ low blast count AML patients and 11 response evaluable RARA-negative low blast count AML patients presented at ASH 2020 meeting 1Dombret, Blood 2015; 2Fenaux, JCO 2010; 3Thepot, American Journal of Hematology 2014

Safety profile supports multiple combinations and long-term use, enhancing opportunity Generally well-tolerated combination in ND unfit AML patients No increase in neutropenia, anemia and thrombocytopenia compared to single-agent aza Majority of non-hematologic AEs are low grade and reversible aIncludes all enrolled ND unfit patients, N=51. Data presented at ASH 2020 meeting

Ongoing SELECT-MDS-1 Phase 3 trial in RARA-positive newly diagnosed HR-MDS Robustly designed, double-blind, placebo-controlled study 90% power to detect a difference in CR rates between experimental and control arms 2:1 randomization with one-sided alpha of 0.025 FDA feedback supports: Focus on RARA+ population CR as primary endpoint for approval Azacitidine as appropriate comparator Key Milestones Phase 3 data 4Q23/1Q24 Potential NDA filing 2024 SELECT-MDS-1 trial 190 patients randomization (2:1) Tamibarotene + azacitidine   Placebo + azacitidine Primary endpoint CR rate

Tamibarotene has the potential to set a new treatment paradigm for RARA-positive HR-MDS patients

~21,000 newly diagnosed HR-MDS patients in US and EU estimated annually


~50% are
RARA-positive

COMPETITIVE LANDSCAPE OF APPROVED THERAPIES

Targeted Population	All Comers Population
N/A	Azacitidine or decitabine - offers limited efficacy

Syros' Product Candidate

RARA+

Tamibarotene + aza

Targets ~50% of patients

Physicians are familiar with companion diagnostics to determine optimal treatment for AML → Anticipate rapid adaption of targeted therapy in HR-MDS

MDS represents a ~$3.3B* market by 2026

Syros is developing the first in HR-MDS

NOTE:
RARA-positivity based on Syros data on file from Study SY-1425-201 and the SELECT-MDS-1 Study (27May2022) from over 175 patients with MDS
Sources: Decision Resources Group, NCCN guidelines,
*Evaluate Pharma market estimate includes all risk groups for MDS

11

Ongoing SELECT-AML-1 Phase 2 trial of triplet regimen in ND RARA-positive unfit AML patients

Safety lead-In
~15 patients

→

Randomized portion of trial*
~80 patients

→ **randomization (1:1)** →

Tamibarotene + venetoclax + azacitidine

Venetoclax + azacitidine

→

Primary endpoint
Composite CR rate

- Also evaluating triplet as salvage strategy for patients in control arm who do not respond to ven/aza

Translational data support potential for RARA biomarker to enrich for patients more likely to respond to tamibarotene, for whom the standard of care is suboptimal

- 30% of patients do not respond to upfront treatment with ven/aza and a majority of those with initial response ultimately relapse
- Venetoclax resistance is associated with monocytic phenotype [1-3]; most RARA+ patients, including those who achieved CR/CRi in tamibarotene trial, have this monocytic phenotype[4]

Key Milestones

Trial initiated	3Q 2021
Safety lead-in data	2H 2022
Randomized data	2023/2024

SYROS

[1]Zhang, Nature 2018; [2]Kuusanmäki, Haematologica 2019; [3]Pei, Cancer Discovery 2020; [4]Fiore, ASH 2020

12

Tamibarotene targets RARA-positive patients which represents one of the largest targeted populations in unfit AML

~25,000 Newly Diagnosed Unfit AML Patients in US and EU


~30% are
RARA-positive

COMPETITIVE LANDSCAPE OF APPROVED THERAPIES

Targeted Populations			All Comers Populations	
FLT3+	IDH1+	IDH2+	HMA[1] + venetoclax	LDAC + glasdegib
XOSPATA® (r/r)	TIBSOVO ®	IDHIFA®	~1/3 of patients do not respond to standard of care ven/aza and majority of those with initial response ultimately relapse.	
Targets ~30% of patients	*Targets ~8% of patients*	*Targets ~11% of patients*		

Syros' Product Candidate

RARA+

Tamibarotene + ven/aza

Targets ~30% of patients

Newly diagnosed AML represents a ~$6.6 billion* market by 2025

Epidemiology: DRG. Market sizing: Evaluate Pharma NOTE*: market estimate includes all AML (fit and unfit)
Prevalence of RARA-positive patients based on data presented at ESH 2017 and ESH 2019; Resistant Ven population - Dinardo, NEJM 2020; Dinardo, Blood 2019
Prevalence and Clinical Effect of IDH1 and IDH2 Mutations Among Cytogenetically Normal Acute Myeloid Leukemia Patients, Clin Lymphoma Myeloma Leuk. 2015 Sep;15(9):550-5.
Daver N, Schlenk RF, Russell NH, et al. Targeting FLT3 mutations in AML: review of current knowledge and evidence. Leukemia. 2019;33(2):299–312.

SYROS

13

SY-2101 Novel oral form of arsenic trioxide

Novel oral form of arsenic trioxide (ATO) with opportunity to replace standard of care for APL patients; APL is approximately 10% of all AML patients Orally bioavailable with exposures consistent with IV ATO Clear development path to approval in front-line APL Potential for rapid adoption in front-line APL, including specialized commercial effort and synergies with tamibarotene Value of SY-2101

Clear development path in front-line APL

Dose confirmation study
~6 to 24 APL patients

→

Phase 3 trial in front-line APL
~215 patients

→

randomization (2:1)

→

- **SY-2101 + ATRA**
- **IV ATO + ATRA**

→

Primary endpoints
Molecular CR rate and EFS in comparison to historical IV ATO data

- Dose confirmation study evaluating PK and food effect using C_{max} and AUC, and tolerability to identify optimal dose for Phase 3 trial
- FDA feedback from November 2021 supports:
  - Molecular CR as primary endpoint compared to historic data for accelerated approval
  - Event free survival (EFS) as primary endpoint compared to historic data for full approval
  - IV ATO arm for safety comparison

Key Milestones

PK and safety data	Mid-2022
Initiation of Phase 3 trial	2H 2023

SYROS

16

SY-2101 offers significant opportunity to reduce treatment burden, increase access, reduce health care costs and utilization

Current standard of care

IV ATO + oral ATRA = **>80%** Cure rates

Treatment burden:
Current course of treatment involves infusions of **up to 140 x 2-4 hrs** **over nearly a year**

Market opportunity for an oral therapy:

APL accounts for **~10%** of all adult AML cases diagnosed in US and Europe annually

~2,000 patients are diagnosed with APL in the US and EU annually

NCCN AML treatment guidelines (Nov 2020)
Trisenox (arsenic trioxide) USPI

SYROS
17

SY-5609 Highly selective and potent oral CDK7 inhibitor

SY-5609: Highly selective and potent oral CDK7 inhibitor

- ✓ Strong pre-clinical data support potential across a range of difficult-to-treat solid tumors
- ✓ Demonstrated proof of activity and proof of mechanism in refractory solid tumor patients with a generally favorable tolerability profile. Preclinical/clinical data of CDK7 inhibition support plans in PDAC and CRC
- ✓ Further validates Syros' gene control discovery engine



HIPK4
TAOK1
ERK7
CDKL5
CDK7
CDK17
CDK13
CDK16
CDK18
TLK1
100-91% Inhibition
90-80% Inhibition
79-71% Inhibition

SY-5609 is highly selective with subnanomolar potency[1]



Transcription
CDK7i
Cell Cycle
MYB
MCL1
MYC
Apoptosis
CDK4/6
BRAF and KRAS mutations
Altered Rb pathway
G1
M
S
G2
CDK1
CDK2
Apoptosis
Transcription
Transcription

[1]Marineau JJ et al, 2021, Discovery of SY-5609: A Selective, Noncovalent Inhibitor of CDK7, J Med Chem
Data presented in October 2019 at EORTC-NCI-AACR Conference

SYROS 19

Tolerability was optimized with 7d on/7d off dosing schedule Phase 1 dose escalation study: Favorable tolerability profile with predominantly low-grade AEs Data presented at ESMO 2021; data cutoff July 6, 2021 Manageable safety profile with majority of AEs low-grade and reversible Low rate of discontinuation due to AEs at ~7% MTD not yet reached at 7d on/7d off with dosing up to 6 mg Induction of PD marker in patients treated at 3 mg and above reached levels associated with tumor regressions in preclinical models and with target lesion reductions in study Patient Population Objectives Enrolled patients with advanced breast, colorectal, lung, ovarian or pancreatic cancer, as well as other tumor types with Rb pathway alterations; heavily pretreated with as many as eight prior therapies and a median of four prior therapies  Safety, tolerability, PK, PD (POLR2A), antitumor activity

Clinical activity seen in heavily pretreated patients; strongest in PDAC, Rb-altered and KRAS-mutant cancers

Highest rates of activity seen in pancreatic cancer patients and Rb-altered tumor cohort[1]



SD rates for tumor types with >5 patients
% Stable Disease
45
40
35
30
25
20
15
10
5
0
PDAC (n=13)
Rb-altered* (n=13)
Colorectal (n=6)
NSCLC (n=6)
Ovarian (n=6)

*Rb-altered patients had tumor types other than breast, ovarian, CRC, lung or pancreatic cancer, who were enrolled based on historical molecular evidence of mutation/deletion in Rb pathway gene(s).

- 13 of 45 (28.9%) of response evaluable patients achieved stable disease (SD), 6 had tumor regressions of up to 20%
- 5 of 13 (38.5%) of response-evaluable PDAC patients achieved SD, 2 with tumor shrinkage
  - 3 of 4 PDAC pancreatic cancer patients with serial CA-19-9 data had decreases (32-72%) in this clinically relevant tumor marker
- 58% of the SD patients with mutation data had KRAS mutations compared to 32% with PD
  - 67% of patients with SD who also had tumor shrinkage had KRAS mutations

Heavily pretreated pancreatic cancer patient in 3rd relapse achieve durable SD and significant tumor marker reduction of 72%

- Scan showed 20% decrease in target lesion
- Remained in SD for 10 months
- Received 3mg/day on 7d on/7d off schedule for 7+ months on treatment

CT scans show 20% decrease in target lesion



Courtesy, START San Antonio

SYROS

Data presented at ESMO 2021
[1]Internal company data

21

Exploring SY-5609 in two distinct approaches based on mechanistic rationale, preclinical data and clinical signals Pancreatic Cancer KRAS mutations are ubiquitous and powerful activators of cell signaling and transcriptional programs Compelling preclinical data and synergy with gemcitabine Single agent SY-5609 showed: Clinical activity in relapsed refractory pancreatic cancer and Rb-altered tumors KRAS mutations associated with clinical activity BRAF mutations, present in 10% of colorectal cancer patients, are powerful activators of cell signaling and transcriptional programs Compelling preclinical data as single agent  CDK7 inhibition enhances anti-tumor activity of immunotherapy in preclinical models BRAF-mutant Colorectal Cancer

Ongoing safety lead-in portion of the Phase 1 trial in relapsed pancreatic patients

Patient population
Metastatic patients who have progressed following first-line treatment with FOLFIRINOX

Doublet with gemcitabine

Safety lead-in

Triplet with gemcitabine and nab-paclitaxel

Safety lead-in

Safety lead-in portion of the trial will be evaluating:
- Safety
- Tolerability
- Signs of clinical activity

- SY-5609 administered 7d on/7d off, at a starting dose of 4 mg
- Gemcitabine and nab-paclitaxel administered at approved doses

High unmet need in metastatic pancreatic cancer

- Incidence of second-line patients is ~27,500 in US[1]
- Only approved second-line therapy (Onivyde® + 5-FU/LV) has PFS of 3.1 months[2]

Key Milestones

Trial initiated	4Q 2021
Safety lead-in data	2H 2022

SYROS

[1]Sadhu and Vinuesa, Pancreatic Cancer Disease Landscape & Forecast, DRG, 2021.; [2]Wang-Gillam et al, 2015.;

23

Preclinical data support SY-5609 in BRAF-mutant CRC in combination with PDL1 inhibitor: SY-5609 part of Roche’s Phase 1/1b INTRINSIC trial 67% (20/30) of models demonstrated ≥ 50% TGI 23% (7/30) demonstrated deep responses of ≥ 90% TGI Deep responses enriched in BRAF-mutant (5/10) models Robust anti-tumor activity in BRAF-mutant CRC as single agent 0 10 Days 20 0 500 1000 1500 2000 Tumor Volume (mm3) 2500 30 Vehicle SY-5609 (6mpk QD) CDK7 inhibition enhances anti-tumor activity of PD-1 inhibition1 CDK7 inhibitor induces DNA replication stress and genome instability in cancer cells, triggering immune-response signaling In animal models, CDK7 inhibitor enhances tumor response to anti-PD1 immunotherapy Prolonging overall survival, and increasing immune cell infiltrates CRC data presented in May 2020 at ASCO Virtual Symposium. 1. Zhang et al., 2020, Cancer Cell 37, 1-18 First clinical investigation of CDK7 inhibitor with an immunotherapy Key Milestones: The SY-5609/atezolizumab arm of Roche’s Phase 1/1b INTRINSIC trial is open for enrollment Roche is the sponsor of the trial and Syros is supplying SY-5609

Gene Control Discovery Engine

Previously unexplored regulatory regions of the genome control expression of genes determining cell function; majority of disease variation found in these regions 98% Patient Impact Medicines that control the expression of genes to provide profound benefit for patients with severe diseases Redefining the power of small molecules to control expression of genes ! Regulatory Genomics Disease Biology Transcriptional Chemistry

PARTNERED PROGRAMS Program Target Development Drug Discovery IND-enabling Commercial Rights Sickle cell disease & beta thalassemia Myeloproliferative neoplasms Seeking partnerships for our oncology discovery programs ONCOLOGY Program  Target Development Drug Discovery  IND-enabling Commercial Rights CDK12 inhibitor CDK11 inhibitor WRN inhibitor

Rapidly advancing toward our vision Preparing for product launches Commercial company with medicines that provide a profound benefit for cancer patients Advancing late-stage targeted hematology pipeline Expected capital to fund planned operations into 2025 Now Next Vision

Appendix

Preclinical data support SY-5609 in relapsed pancreatic cancer patients in combination with chemotherapy SY-5609 potentiated activity of gemcitibine in pancreatic cancer model using 7d on/7d off regimen Vehicle SY-5609: 3mg/kg, P.O., QD 7/7 Gemcitabine: 50mg/kg, I.P., BIW Combination: Same doses and schedules as single agents (Gem 8h prior to SY-5609 on days 1, 5, 15, 19) Data presented at ESMO 2021 SY-5609 induced regressions in KRAS-mutant models, including those derived from heavily pretreated patients  Regressions seen in 50% (4/8) models 3/4 models with regressions derived from heavily pretreated patients Model ID TGI (%) Prior treatments KRAS mutation 1 >100 0 G12D 2 >100 3 NRAS 3 >100 5 G12D 4 >100 3 G12D 5 92 0 G12V 6 87 0 G12V 7 42 4 G12D 8 8 0 G12R Dosed at 6mg/kg QD for 21 days 1000 800 600 400 200 Tumor Volume (mm3) 0 7 14 21 28 35 Dosing days Days